Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
BTLookSmart Pty Ltd.	Australia
LookSmart (Barbados), Inc.	Barbados
LookSmart Holdings (Delaware), Ltd.	Delaware
LookSmart International Pty Ltd.	Australia
LookSmart Netherlands B.V.	Netherlands
LookSmart United Kingdom Ltd.	United Kingdom
WiseNut, Inc.	Delaware